KONARED CORPORATION
2829 Ala Kalani Kaumaka St., Suite F-133
Koloa, HI 96756

February 3, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Reynolds Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”)
Form 8-K/A
Filed January 14, 2013
File No. 333-176429

The Company writes in response to your letter of January 24, 2014 to Shaun Roberts, President, Chief Executive Officer and a Director of the Company, with respect to the Form 8-K/A Amendment No. 3 filed by the Company on January 14, 2014. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of January 24, 2014. Please also find enclosed a blackline (the “Blackline”) indicating the applicable amendments to the Form 8-K/A Amendment No. 4 in response to your comments.

Exhibit 99.1

Statements of Cash Flow, page 4

1.
We note your response to prior comment 10 in our letter dated January 7, 2014. Please clarify for us which “written off value” you use as the cost basis for the sale of inventory that had been written off in prior periods. Please note once inventory is written off the cost basis is the net value of the original cost basis less the write-off amount. For example, in instances where the entire value is written-off the new cost basis is $0. Please refer to SAB Topic 5 BB.

Response:     In response to your comment, we clarify that the “written off value” which we have used as the cost basis for inventory which had been written off in one period, but which was sold in subsequent periods, is zero.

To help explain the accounting process we’ve used, the following summarized illustration shows how we recorded the original purchase, write-off, and then sale in a subsequent period of a particular part of our inventory. This being inventory item HSCWF, which is an input commodity called “Hawaiian Coffee Fruit Dried Fruit.” We note this stylized illustration takes parts of the previous journal entries provided in our last comment response and separates a specific component for illustration purposes only.

The original purchase of 1,570 units of HSCWF was automatically recorded in 2010 by our accounting system as:

Accounting system automatic entry		DR	CR
FY2010
Purchase of 1,570 units of inventory item HSCWF – Hawaiian Coffee Fruit Dried Fruit
	Inventory asset	4,712
	Cash		4,712
		4,712	4,712

Subsequent to purchase, during fiscal 2010 management observed in its day to day review of sales that the finished good drink product produced using commodity HSCWF was not selling well and ceased further purchases of the HSCWF input commodity. Subsequently, during a year end assessment of inventory for our fiscal 2010 financial statements, management determined that the likelihood of selling any of the finished good related to HSCWF which might be produced in the future was remote and that the entire quantity of HSCWF in inventory should be written off. This write-off included the $4,712 of HSCWF inventory units noted above. However, since there was not a compelling reason to do so, this inventory was not immediately disposed of, but instead was left in stock in our warehouse with the hope that it might be sold in the future.

The journal entry to write off this component of inventory in 2010 was as follows:

Journal Entry		DR	CR
FY2010
Write off of 1,570 units of inventory item HSCWF – Hawaiian Coffee Fruit Dried Fruit
	Cost of Goods Sold: COGS - Inventory adjustment.	4,712
	Inventory Allowance. To record offset to be carried forward		4,712
		4,712	4,712

Subsequently, in fiscal 2011, we entered the following journal entry to carry forward the write off  placed on the $4,712 of HSCWF inventory:

Journal Entry		DR	CR
FY2011
	Retained Earnings. To re-establish offset for previously written-off inventory which is still available for sale.	4,712
	Inventory Allowance. To record offset to be carried forward as contra		4,712

During this same time, the units of HSCWF were still recorded in our inventory module as 1,571 units valued at $4,712. This was done so as to facilitate proper inventory counts at our warehouse. Our inventory counts are based on the master inventory list produced by our accounting system inventory module. Since the HSCWF units were still physically in inventory, they were still recorded in the inventory module.

During fiscal 2011, 1,571 units of HSCWF inventory  were used in production of a product which was sold (which for the purposes of perspective left 12,131 written off units of HSCWF still physically in inventory). When this occurred, the inventory system automatically entered the following entry to our accounting system:

Accounting system automatic entry		DR	CR
FY2011
To record COGS related to 1,570 units of inventory item HSCWF – Hawaiian Coffee Fruit Dried Fruit
	Cost of Goods Sold	4,712
	Inventory asset		4,712
		4,712	4,712

At the time of the sale of the product related to the above entry, the following offsetting journal entry was made to balance the automatic accounting entry produced by the inventory module which moved HSCWF from inventory into COGS:

Journal Entry		DR	CR
FY2011
	Inventory Allowance To record value of HSCWF inventory removed from inventory allowance	4,712
	Cost of Goods Sold - Inventory Adjustment. To reflect COGS regarding sale of HSCWF written off in FY2010.		4,712
		4,712	4,712

This approach had the effect of creating a zero cost in fiscal 2011 for the units of HSCWF which had been written off in 2010 as they came out of the inventory asset module into Cost of Goods Sold in fiscal 2011. It is our understanding this conforms with the guidance of SAB Topic 5 BB because the cost base of written off inventory sold in subsequent periods is the net value of the original cost less the written off amount, which in this case is zero.

With respect to how the recovery of inventory previously written off affects the income statement, we advise that since the cost of goods sold for the inventory which had been written off in a prior period but is sold during a subsequent period is zero, this has the effect of : (i) decreasing margin and net income for the year in which the inventory is written down; and (ii) increasing margin and net income in the subsequent period when the inventory is sold. We advise further that, as shown in the illustration above, the allowance account and the inventory account are not the only accounts which are affected, but instead the process also includes entries to cost of goods sold.

2.
We note your response to prior comment 11. Please tell us how you determined the period eighteen months is appropriate for writing off inventory. Please also tell us how you considered the guidance in FASB ASC 330-10-35 in determining your inventory value required an adjustment.

Response:     In response to your comment, we advise that we should have provided a fuller explanation and that the period of eighteen months is only a general guideline which does not apply to all inventory.

We note that our inventory is typically composed of approximately 500,000 to 800,000 units spread over 70 inventory items which include both raw materials and finished goods.

To clarify our policy for evaluating inventory, we advise that we evaluate the need for inventory write offs when we see sales of a particular product line slow, or when inventory is damaged, deteriorates, or becomes obsolete in some way. With respect to the impact of sales, when sales slow for a particular product we apply our business expertise and past experience to determine whether the sales of that product might be expected to recover. If we determine sales can reasonably be expected not to recover, we evaluate the extent to which we should write off related inventory, which may involve write offs of raw input materials and/or finished goods, or both. Ongoing monitoring of sales is done on a daily basis and full analysis of performance of a particular product line is done a minimum of once per month. The analysis of the need for inventory write offs is down a minimum of once per quarter.

The value to which inventory is written off is based on current market value of the inventory based on current purchase prices to replace the inventory and prevailing market conditions. With respect to sales as a determining factor, if we determine there is a high probability that we will not be able to sell a particular component of inventory, it is written off to a zero value.

With respect to our inventory management policy, we have considered and applied the guidance of FASB ASC 330-10-35. Specifically, we note that the preceding information provided is consistent with FASB ASC 330-10-35-1 which states “...Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less that cost, whether due to physical deterioration, obsolescence, change in price levels, or other causes, the difference shall be recognized as a loss in the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market.”

Additionally, our write off policy is consistent with FASB ASC 330-10-35-2 which states “...a loss of utility shall be reflected as a charge against the revenues of the period in which it occurs. Thus in accounting for inventories, a loss shall be recognized whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes. The measurement of such losses shall be accomplished by applying the rule of pricing inventories at the lower of cost or market...”

Further, we have also applied the guidance of FASB ASC 330-10-35-3 and FASB 330-10-35-4 to determine that the basis of the market value to be used to write off inventory should be:
“...utility on the inventory date and...equivalent [to the] expenditure which would have to be made in the ordinary course at that date to procure corresponding utility.” And, “...utility is indicated primarily by the current cost of replacement of the goods...”

And, with respect to the range and turnover rates of the items included in our inventory, we believe our policy is consistent with FASB ASC 330-10-35-11 which states: “To the extent, however, that the stocks of particular materials or components are excessive in relation to others, the more widely recognized procedure of applying the lower of cost or market to the individual items constituting the excess shall be followed. This would also apply in cases in which the items enter into the production of unrelated products or products having a material variation in the rate of turnover...”

Exhibit 99.4 – Pro Forma Financial Statements

Condensed Balance Sheet, page 1

3.
We note your response to prior comment 14; however, the par value of the shares ($0.001) and the number of shares of common stock issued and outstanding (64,350,423) do not equal the aggregate pro forma balance of common stock ($11,762). Please revise and explain to us the nature of the revisions. In a reverse merger, the post-transaction financial statements typically retain the par value of the shell company.

Response:     Please see the revisions to Exhibit 99.4 in the enclosed Blackline of our Proforma Financial Statements for the interim period ended September 30, 2013. In order to make the data more transparent, we have added an additional table in the Notes to the Proforma financials which explains how each equity category of the post-transaction financial statements was calculated.

We note that the revised equity calculation also includes an adjustment of the pre-transaction Common Stock value of the shell. The previous common shares equity stated a value of $4,767, which did not match the 64,350,423 common shares outstanding post-split. The Common Stock balance of the pre-transaction shell is now recorded as $64,350 (based on par value of $0.001) and there is a corresponding adjustment to Additional Paid-in Capital to balance this adjustment.

We also note that we have included in the pro forma equity two private placements which were specifically required as part of the reverse merger in sections 5.1(4) and 5.1(6) of the Asset Purchase Agreement. Additionally, we have excluded the prospective transaction referenced in section 4.6 of the Asset Purchase Agreement, which we had included in our last version of the Exhibit 99.4, because we have determined it was not executed as of the date of closing of the Asset Purchase Agreement and therefore should not be included in the reverse merger calculation itself.

Our calculation of post-reverse merger equity in this revision has been based on guidance found in FASB ASC 805-40-45.  Specifically, the inclusion in combined equity of the shares issued to former Sandwich Isles Shareholders, and the two un-related party private placement shares issuances is based on the guidance of 805-40-45-2(d) which references: “The amount recognized as issued equity interests in the consolidated financial statements [is] determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the...legal parent (accounting acquiree). However, the equity structure...reflects the equity structure of the legal parent..., including the equity interests the legal parent issued to effect the combination.”(Underlining added in this letter). We believe the method we have used for this revision now carries forward the par value of the shell and incorporates the other elements required by FASB ASC 305-40-45.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785.

Yours truly,

KONARED CORPORATION

“Shaun Roberts”
Shaun Roberts
Chief Executive Officer and a Director